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                             September 22, 2020

       Peter D. Aquino
       Chairman and Chief Executive Officer
       Spartacus Acquisition Corporation
       6470 East Johns Crossing, Suite 490
       Duluth, GA 30097

                                                        Re: Spartacus
Acquisition Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
31, 2020
                                                            CIK 0001822553

       Dear Mr. Aquino:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us information so that we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe that our comment applies to your facts and circumstances or do not believe an that amendment is appropriate, please tell us why in your response.

             After reviewing the information that you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted August 31, 2020

       Our amended and restated certificate of incorporation..., page 54

   1. We note your disclosure that your exclusive forum provision will not apply to suits brought to enforce any
duty or liability created by the Exchange Act. Please ensure that the exclusive forum
provision in the governing documents states this clearly, or tell us how you will inform
investors in future filings that the provision does not apply to any actions arising under
the Exchange Act.

               You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or Anne M.
       McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
 Peter D. Aquino
Spartacus Acquisition Corporation
September 22, 2020
Page 2

(202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                         Sincerely,
FirstName LastNamePeter D. Aquino
                                                         Division of
Corporation Finance
Comapany NameSpartacus Acquisition Corporation
                                                         Office of
Manufacturing
September 22, 2020 Page 2
cc:       Douglas S. Ellenoff, Esq.
FirstName LastName